

June 04, 2013

Via E-mail
Mr. Robert Hombach
Corporate Vice President and Chief Financial Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4625

  Re: Baxter International Inc.
    Form 10-K for the fiscal year ended December 31, 2012
    Filed February 21, 2013
    File No. 001-04448

Dear Mr. Hombach:

  We have reviewed your filings and correspondence dated May 21, 2013 and we have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. We note your response to our prior comment 2. While we understand the discretionary nature of entering into collaboration agreements, it appears that internally performed research and development activities would also be discretionary and entail uncertainties about future costs, timing and pathways to possible completion. Further, as provided in Topic 808 and as discussed in the footnotes to your financial statements, the notion of a collaborative arrangement involves active participation in a joint activity where both

parties are exposed to significant risks and rewards of the uncertain outcome. Further, your disclosure indicates that your collaborative arrangements "principally pertain to the joint development and commercialization of new products" which are "designed to enhance and expedite long-term sales and profitability growth." Accordingly, further explain the reason that payments to collaborators expensed as research and development are not normal recurring operating costs and why it is appropriate to eliminate those costs under Item 10(e) of Regulation S-K.

2. In addition, please specifically address the second bullet to our prior comment 2 and explain to us how you considered the substance of the definition of a collaborative arrangement as defined in FASB Codification Topic 808 in concluding that it is appropriate to present non-GAAP measures excluding payments to collaborators.

Income Taxes, page 32

3. We note your response to our prior comment 3. While we see that you intend to expand certain parts of your disclosure, tell us your consideration of disclosing the actual foreign effective tax rate, with accompanying description of the primary jurisdictions where your foreign income is earned for tax purposes and the statutory rates and incentives in those jurisdictions. It appears that separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K.

Item 8. Financial Statements

Note 12. Income Taxes, page 90

Income Tax Expense Reconciliation, page 91

4. While we acknowledge your response to prior comment 4, the reconciling impact of differing foreign statutory rates and the benefit from company specific negotiated income tax holidays appear to be separate items for purposes of applying Rule 4-08(h) of Regulation S-X. In future filings, please separately disclose the impact of differing foreign statutory rates from the impact of income tax holidays and incentives, where those items meet the quantitative thresholds in the cited guidance.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief